Response Biomedical Corporation Announces Third Quarter Results

Company Reports Record Revenues - Increasing Product Sales Trend Expected to Continue

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 13, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that it recorded total revenues of $1,471,130 and a net loss of $3,648,602 or ($0.03) per share for the three month period ended September 30, 2008. Subsequent to the end of the third quarter, the Company announced the close of a $5.1 million brokered and non-brokered private placement.

Corporate Update

“As part of what we expect to be a continued trend, we have recorded our highest quarterly total and product revenues to date, with a 58% increase in product revenues over the same period last year” said S. Wayne Kay, Chief Executive Officer. “We have begun to recognize revenues from 3M’s launch of our flu A+B test and we are also preparing to begin clinical trials for the next clinical application, also to be sold and marketed by 3M. In addition, we are preparing for the launch of our cardiovascular product line in the Unites States, early next year by our partner for cardiovascular products, Roche Diagnostics.”

Continued Mr. Kay, “As expected, we will experience negative gross margins as we cover increased overhead associated with the move to our significantly larger production facility. We are transitioning the Company to one that can meet our future projected needs. With anticipated needs of our existing partners coupled with the demands of our other customers and the prospects for new customers and products on the horizon, we are planning for significant growth of our revenues. We believe our third quarter results are consistent with the strategy that will generate the best long-term results for our shareholders and our recent financing was an important building block toward meeting future milestones.”

For a further discussion of the Company’s financial results for the three and nine month periods ended September 30, 2008, please refer to the Company’s unaudited interim consolidated financial statements and related MD&A, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (U.S.) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a

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Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In late 2006, the Company formed a strategic alliance with 3M to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

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Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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